NO ACT

PE
3-9-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





12026991

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
richard.grossman@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-03-2012

Re: Xilinx, Inc.
Incoming letter dated March 9, 2012

Dear Mr. Grossman:

This is in response to your letters dated March 9, 2012, March 14, 2012, and April 4, 2012 concerning the shareholder proposal submitted to Xilinx by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated March 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

May 3, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xilinx, Inc.
Incoming letter dated March 9, 2012

The proposal requests that the board audit committee prepare and disclose to shareholders an annual "Audit Firm Independence Report" that provides information specified in the proposal.

There appears to be some basis for your view that Xilinx may exclude the proposal under rule 14a-8(i)(7), as relating to Xilinx's ordinary business operations. In this regard, we note that while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for audit engagement, and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the company. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Xilinx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xilinx relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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April 4, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Xilinx, Inc. – 2012 Annual Meeting
Supplement to Letters dated March 9, 2012 and
March 14, 2012 Relating to Shareholder Proposal of
the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We refer to our letters dated March 9, 2012 and March 14, 2012 (together, the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Xilinx, Inc., a Delaware corporation (the "Company"), in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

This letter is in response to the letter to the Staff, dated March 28, 2012, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. Introduction

It is telling that the Proponent's Letter makes no effort to challenge, refute or distinguish the extensive authority and precedent cited in the No-Action Request. Instead, the Proponent simply express its personal opinion, without legal basis, that the Company has not satisfied its burden of proof in demonstrating the excludability of the Proposal.

Accordingly, for the reasons set forth below and in the No-Action Request, the Company continues to believe that the Proposal may properly be omitted from its 2012 proxy materials.

II. Bases for Excluding the Proposal

First, as described in the No-Action Request, in a long line of precedent, the Staff has concurred in the exclusion of shareholder proposals relating to the selection of independent auditors and management of the independent auditor's engagement. In addition, as noted in the No-Action Request, in *General Electric Co.* (Jan. 28, 2003) and *Loews Corp.* (Jan. 28, 2003), the Staff permitted the exclusion of a shareholder proposal, substantially similar to the Proposal, requesting disclosure of the auditor's years of service and, where such service exceeded five years, disclosure regarding the audit committee's justification for the retention of the same audit firm. In its response, the Staff noted that "disclosure of the method of selecting independent auditors" related to the company's ordinary business operations.

The Proponent's Letter fails to refute such precedent. Instead, the Proponent argues that the Proposal merely "requests information on how the Audit Committee is managing the independent auditor engagement," suggesting that a request for information or a report does not violate Rule 14a-8(i)(7). However, the Staff has made clear that when reviewing a proposal requesting preparation of a report, the Staff looks to "whether the *subject matter of the special report* ... involves a matter of ordinary business [and] where it does, the proposal will be excludable." Exchange Act Release No. 20091 (Aug. 16, 1983) (emphasis added); *see* Staff Legal Bulletin No. 14E (Oct. 27, 2009). Accordingly, the Proponent's emphasis on the report aspect of the Proposal ignores the plain fact that the *subject matter* of such report and request for information relates to "managing the independent auditor engagement," which is a matter of ordinary business and therefore excludable under Rule 14a-8(i)(7).

Second, the Proponent argues that failure to provide shareholders with the information requested in the Proposal "would inhibit shareholders from obtaining appropriate information to assist them in casting an informed auditor ratification vote." However, the Proponent fails to recognize that auditor ratification proposals, and more generally, the method of selecting a company's auditors, are matters relating to a company's ordinary business operations. *See Rite Aid Corp.* (Mar. 31, 2006) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking shareholder ratification of the appointment of auditors because it related to "the method of selecting independent auditors"). Moreover, proposals that seek additional or enhanced disclosure are excludable under Rule 14a-8(i)(7) if the subject matter of such disclosure relates to ordinary business. In *Refac* (Mar. 27, 2002), the Staff permitted the exclusion of a shareholder proposal requesting that the board take steps to change the company's accounting firm and "amend and improve corporate disclosure practices." In its response, the Staff noted that the proposal related to "disclosure of ordinary business matters" and permitted exclusion under Rule 14a-8(i)(7).

Third, the Proponent claims that the Company has not substantially implemented the Proposal. However, the Proponent refers only to the Company's proxy disclosures and ignores the information in the Audit Committee Charter (which is publicly available on the Company's website) that describes the Audit Committee's evaluation of audit firm independence. The Company believes that the Company's proxy disclosures, together with the information available in the Audit Committee Charter, describe the Company's existing policies and practices relating to audit firm independence and compare favorably to the guidelines of the Proposal, which is generally to provide "insight into the auditor-client relationship and efforts undertaken to protect auditor independence." As stated in the No-Action Request, the Company need not implement the Proposal exactly as proposed by the Proponent for purposes of Rule 14a-8(i)(10) if the Company has satisfied the essential objective of the Proposal.

Finally, the Proponent claims that the Proposal does not constitute multiple proposals because the various provisions are unified under the concept of auditor independence. The Proponent attempts to unify separate and distinct items by highlighting the broadest common concept among them, even if some items have only a tangential relationship to auditor independence. For example, item 5 of the Proposal relates to training programs for Audit Committee members, whereas item 3 of the Proposal relates to lead audit partner rotation. It is clear that the focus of item 5 is separate and distinct from the focus of item 3. In fact, item 5 also does not further the Proposal's essential objective of giving shareholders "insight into the auditor-client relationship." Accordingly, the Proposal contains separate and distinct proposals and violates the one-proposal limitation under Rule 14a-8(c).

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter and the No-Action Request, or should any additional information be desired in support of the

Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Elizabeth M. O'Callahan, Senior Director and Corporate Counsel
Xilinx, Inc.

Douglas J. McCarron, Fund Chairman
Edward J. Durkin
United Brotherhood of Carpenters Pension Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

SENT VIA EMAIL to shareholdersproposals@sec.gov

March 28, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Xilinx, Inc. 2012 Annual Meeting Omission of Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

I write on behalf of the United Brotherhood of Carpenters Pension Fund ("Carpenters Fund" or "Fund") in response to the request by Xilinx, Inc. ("Xilinx" or "Company") to the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") that the Staff concur with Xilinx's view that it may properly exclude the Audit Firm Independence Report proposal ("Proposal") submitted by the Carpenters Fund pursuant to Commission Rule 14a-8 (Proposals of Security Holders) for inclusion in the proxy materials to be distributed by Xilinx in connection with its 2012 annual meeting of shareholders. We respectfully request that the Staff not concur with Xilinx's view that it may exclude the Proposal from its 2012 annual meeting proxy materials.

In accordance with Rule 14a-8(k) and Section E of the Staff Legal Bulleting No. 14D (November 7, 2008), I am simultaneously sending a copy of this letter to Xilinx and its counsel.

I. Audit Firm Independence Report Proposal

The subject of the Proposal is audit firm independence. Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board ("PCAOB") in its recent concept release on auditor independence and audit firm rotation ("Concept Release") stated that independence

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is both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her work.[1] In order to maintain such an independent mindset the audit firm must be able to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. The PCAOB notes that auditor independence remains subject to a significant inherent risk; the accounting firm is a for-profit enterprise that is paid by the company being audited to provide a service.

The Fund's submission of the Proposal is prompted by a concern that independent public audit firms and many large public companies, such as Xilinx, are engaged in long-tenured relationships during which the for-profit audit firms receive considerable fees that may impact an auditor's ability to maintain the necessary independent mindset. Thus, the Proposal requests that the Board's Audit Committee prepare and disclose to shareholders an Audit Firm Independence Report that presents information that will allow shareholders to better assess Audit Committee efforts to protect the independence of the external audit firm.

II. The Company Fails to Satisfy Its Burden of Persuasion That the Proposal May be Omitted from its 2012 Proxy Materials Pursuant to Rule 14a-8(i)(7), 14a-8(i)(10), 14a-8(i)(3) or 14a-8(c).

As we demonstrate below, the Company fails to satisfy its burden of persuasion on each of the following bases for its proposed exclusion of the Proposal from its proxy materials: Rule 14a-8(i)(7) (Management functions: If the proposal deals with a matter relating to the company's ordinary business; (i)(10) (Substantially implemented: If the company has already substantially implemented the proposal; (i)(3) (Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject); and Rule 14a-8(c) (multiple proposals). Therefore, the Company's request for permission to exclude the Proposal should be denied.

A. The Company Fails to Satisfy Its Burden of Persuasion with Regards to Rule 14a-8(i)(7) (Ordinary Business Matter)

Xilinx seeks leave to exclude the Proposal under Rule 14a-8(i)(7), arguing that it raises a matter of ordinary business. The two central considerations in determining whether a proposal is a matter of ordinary business relate to the subject matter of the proposal and whether the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature. Whether Xilinx is entitled to exclude the Proposal rests on the definition of its subject matter.

---

[1] Public Company Accounting Oversight Board's Concept Release on Auditor Independence and Audit Firm Rotation, PCAOB Release No. 2011-006, August 16, 2011.

Xilinx argues that the subject matter of the Proposal relates to auditor rotation and management of the independent auditors' engagement. The Company states:

> The Proponent has clearly demonstrated its strong focus on the issue of auditor rotation by submitting 12 of the 19 proposals which were subject to the above-referenced favorable no-action letters this proxy season. Following the Staff's denial of the Proponent's request for reconsideration of certain of the above-referenced no-action letters, the Proponent now attempts to couch a proposal relating to auditor rotation and the management of the Company's independent auditors' engagement as a report in order to evade these recent decisions of the Staff.

However, a review of the actual terms of the Proposal clearly demonstrates that the Proposal does not in any fashion seek to manage the independent auditors' engagement. Rather, it requests information currently unavailable to shareholders to assist them in monitoring the Audit Committee's oversight of the independent auditors. Indeed, as we discuss below, the Company annually includes in its proxy statement a management proposal (Ratification of Appointment of External Auditors) requesting that shareholders ratify the Audit Committee's selection of the independent accounting firm to serve as external auditor for the Company, so it is ironic that the Company seeks to exclude from shareholders information that would allow them to cast an informed vote on this management request.

The Proposal seeks to elicit information that will educate and inform shareholders concerning how the Audit Committee is performing its duty to protect auditor independence for the benefit of the company and its shareholders. It does not seek in any fashion to manage the independent auditor engagement, let alone to "micro-manage" it. Shareholders are at risk of serious financial loss when audits fail and the Concept Release notes that recent PCAOB investigations indicate that the lack of auditor independence may indeed be the cause of failed audits. Thus, the subject matter of the Proposal – auditor independence – is clearly appropriate for shareholder consideration and the Company labeling it differently does not change this fact.

The Company notes that the Audit Committee considers many complex factors and applies its judgment when selecting an independent auditor. It concludes that "[t]he Proposal attempts to interfere with complex decisions best left to the Audit Committee." In support of this argument it notes that the Securities and Exchange Commission adopted final rules implementing Sarbanes-Oxley that established the primacy of the audit committee in managing the audit firm engagement. The Company then quotes from Exchange Act Release No. 47265 (Jan. 28, 2003), which provides in pertinent part:

Historically, management has retained the accounting firm, negotiated the audit fee, and contracted with the accounting firm for other services. Our proposed rules, however, recognized the critical role that audit committees can play in the financial reporting process and in helping accountants maintain their independence from audit clients. An effective audit committee may enhance the accountant's independence by, among other things, providing a forum apart from management where the accountants may discuss their concerns. It may facilitate communications among the board of directors, management, internal auditors and independent accountants. An audit committee also may enhance auditor independence from management by appointing, compensating and overseeing the work of the independent accountants.

We believe that this language clearly supports inclusion of the Proposal for it provides the context for the establishment of the audit committee's responsibility to engage the independent auditors and protect auditor independence. It specifically states that an effective audit committee "may enhance the accountant's independence by, among other things, providing a forum apart from management" and that the focus is on enhancing auditor independence from management. In its no-action request, the Company relies on this concept of protecting auditor independence from management control for the benefit of shareholders to argue for excluding a shareholder proposal that requests information on how the Audit Committee is managing the independent auditor engagement and protecting auditor independence.

For at least the past decade, Xilinx's proxy statements have included an auditor ratification vote for shareholder consideration. In Xilinx's most recent proxy statement, the management proposal requesting shareholder ratification of the Audit Committee's appointment of Ernst & Young as its independent auditor states:

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending March 31, 2012 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Consider again this statement from the Company's no-action letter request:

> In selecting an independent auditor, the Audit Committee considers numerous, complex factors and applies its expertise and business judgment to make its determination... The Proposal attempts to interfere with complex decisions best left to the Audit Committee, which has the proper expertise and full information required to manage the engagement of the Company's independent audit firm in a manner that is in the best interests of the Company and its shareholders.

The Company's inclusion of a management proposal requesting shareholder ratification of its appointment recognizes an appropriate role for shareholders in the process. The proxy states that the ratification proposal is presented as a "matter of good corporate governance," and that the Audit Committee will take the vote "under advisement in evaluating whether to retain Ernst & Young LLP." The management of the independent auditor engagement should be under the control of the Board's Audit Committee. The Proposal does not interfere with this Audit Committee responsibility. Rather, it requests information for shareholders to consider as they monitor how the Audit Committee is fulfilling its fiduciary duty to shareholders. We respectfully submit that Staff concurrence with Xilinx's position on omission of the Proposal would inhibit shareholders from obtaining appropriate information to assist them in casting an informed auditor ratification vote.

B. The Company Fails to Satisfy Its Burden of Persuasion with Regards to Rule 14a-8(i)(10) (Substantially Implemented).

The Company seeks to exclude the Proposal under Rule 14a-8(i)(10), claiming that the Company has already "substantially implemented the essential objective of the Proposal." We disagree. In order to satisfy its burden of persuasion, the Company must demonstrate that its "policies, practices and procedures compare favorably with the guidelines of the proposal" and that it has satisfied the essential objectives of the Proposal. The Company acknowledges that the essential objective of the Proposal is "to give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence."

To determine whether the Company meets its burden of persuasion one must consider the actions the Company relies on to demonstrate that it has substantially implemented the Proposal against the terms of the Proposal. The Proposal requests the following information from the Board's Audit Committee:

1. Information concerning the tenure of the Company's audit firm, if not provided, as well as aggregate fees paid to the audit firm;
2. Information as to whether the Board has a policy or practice regarding audit firm rotation;

3. Information regarding the process of lead audit partner rotation and the respective roles of the audit firm, Audit Committee and management in that process;
4. Information as to whether the Audit Committee has a policy of assessing the risk posed to the Company by the long-tenured relationship of the audit firm with the Company;
5. Information regarding training programs for audit committee members relating to auditor independence, objectivity and professional skepticism; and
6. Information regarding additional policies or practices adopted by the Audit Committee to protect the independence of the Company's audit firm.

The Company states that it submits the ratification of the appointment of its independent auditors to shareholders for a vote at its annual meeting. As we have demonstrated above, the Proposal is designed to expand the Company's disclosure so that shareholders may make a more informed vote on the ratification issue. Presenting this management proposal without the requested disclosure concerning auditor independence does not in any way address any provision of the Proposal or the Proposal's essential objective.

The Company's substantial implementation argument describes limited proxy statement disclosures that relate to aspects of the audit firm-client relationship: the fees and services rendered by the audit firm over the past two years; a description of the Audit Committee's fee approval process, and an Audit Committee statement as to whether the non-audit services and fees are consistent with SEC guidance and compatible with maintaining auditor independence. The Company also notes the receipt and review by the Committee of required communications from the external audit firm that address its relationships with the Company and the services rendered. These limited fee and process disclosures fall far short of meeting the Proposal's essential objective "to give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence."

The Proposal's Audit Firm Independence Report requests both more extensive disclosure with regards to aspects of current disclosure, such as fees and tenure, and new disclosure relating to processes and practices, such as the consideration of audit firm rotation, and the specific roles of the Audit Committee, management, and the audit firm in the critically important practice of lead audit partner rotation. The Independence Report prescribes enhanced disclosure designed to provide shareholders more exact information on the full nature of the audit firm–client relationship, such as greater detail concerning the practices and processes undertaken to protect auditor independence, the efforts of Audit Committee member to stay current on the issue of auditor independence and how best to protect it, and Committee assurances that it has considered and assessed risks associated with the long-tenured auditor relationship. This more fulsome disclosure will meet the Proposal's essential objective of providing "shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence." The

Company's current disclosure is lacking in this regard, thus negating its claim of substantial implementation.

C. The Company Fails to Satisfy Its Burden of Persuasion with Regards to Rule 14a-8(i)(3) (Violation of Proxy Rules).

The Company argues that the Proposal is vague and indefinite and thus misleading and excludable under Rule 14a-8(i)(3). We believe the Company fails to meet its burden of persuasion as relates to its Rule 14a-8(i)(3) argument against the Proposal.

The Proposal's supporting statement clearly states that auditor independence describes both a relationship between audit firm and client, as well as the mindset with which an auditor approaches his or her duties on a particular account. Both the independence of the audit firm – client relationship and the auditor's ability to approach his or her tasks with a questioning mind able to critically assess audit evidence must be guarded. The Proposal outlines in clear and precise terms a set of disclosures that would comprise the Audit Firm Independence Report. These disclosures each relate to information or practices and procedures with which the Audit Committee is associated in the conduct of its responsibilities to protect auditor independence.

In considering the Company's arguments, it is important to note that Xilinx shareholders are annually asked to ratify the appointment of "external auditors." In conjunction with the ratification vote, the Company, as prescribed by the SEC rules, provides a degree of proxy statement disclosure relating to audit firm fee data, services obtained from the external audit firm, and fee pre-approval processes. The disclosure includes a statement that the Audit Committee considers whether the obtaining of additional services (non-financial audit and tax consulting fees) from the audit firm is "compatible with maintaining Ernst & Young LLP's independence." (Xilinx, Inc 2011 Proxy Statement, p.31). Additionally, the Audit Committee's report states that it "has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with them their independence from the Company and its management." (Xilinx, Inc 2011 Proxy Statement, p.56).

The concept of auditor independence, both in terms of a relationship and a mindset, are concepts familiar to shareholders. Their vote solicited annually on the issue of ratification requires their consideration of these concepts. The enhanced disclosure requested in the proposed Audit Firm Independence Report is designed to provide shareholders better insight into the full extent of the audit-client relationship and the full range of practices undertaken to protect the auditor's independence mindset within the context of a long-tenured audit firm-client relationship. The concept of auditor independence as presented in the Proposal and supporting statement, and the specific items of disclosure requested in the Proposal, are neither vague nor indefinite. Both the shareholders voting on the Proposal, and the Company in implementing the proposal (if it chose to) would be able to determine with a great degree of certainty exactly what action or measures the Proposal requires.

D. The Company Fails to Satisfy Its Burden of Persuasion with Regards to Rule 14a-8(c) (Multiple Proposals).

The Company finally argues it should be granted leave to exclude the Proposal under Rule 14a-8(c), claiming that the Proposal actually contains multiple proposals. To prevail, the Company must demonstrate that the Proposal combines separate and distinct elements which lack a single, well-defined, unifying concept. The Proposal clearly contains a single, unifying concept; each provision of the Proposal seeks disclosure of information to assist shareholders in assessing how well the Audit Committee monitors and seeks to ensure that the auditors are independent of management. While the Company asserts that each of the provisions of the Proposal is separate and distinct, they all coalesce around a single concept – auditor independence. No provision should be viewed in isolation; all address important aspects of the Audit Committee's fulfillment of its important duty to protect Company and investor interests by addressing threats to auditor independence. The Company should not be granted leave to omit the Proposal as it has failed to meet its burden of persuasion that the Proposal represents multiple proposals.

III. Conclusion

We respectfully submit that Xilinx, Inc. has failed to meet its burden of persuasion with respect to each of its Rule 14a-8(i)(7), (i)(3), (i)(10) and 8(c) arguments in support of its request for Staff concurrence with its view that it may omit the Fund's Audit Firm Independence Report proposal from its 2012 proxy materials.

Please direct correspondence related to this matter to the undersigned at edurkin@carpenters.org.

Sincerely,



Edward J. Durkin

cc: Elizabeth M. O'Callahan, Senior Director and Corporate Counsel, Xilinx, Inc.
Richard J. Grossman, Skadden, Arps, Slate, Meagher & Flom LLP
Douglas J. McCarron, Fund Chair

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March 14, 2012

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Xilinx, Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal of the United
Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We are writing on behalf of our client, Xilinx, Inc., a Delaware corporation (the "Company"), to supplement our letter, dated March 9, 2012 (the "No-Action Request"), pursuant to which we requested, on behalf of the Company, that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may properly be excluded from the proxy materials to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

We are writing to bring the Staff's attention two additional previous no-action requests in which the Staff allowed companies to exclude shareholder proposals that are similar to the Proposal. In each of *General Electric Co.* (Jan. 28, 2003) and *Loews Corp.* (Jan. 28, 2003), the Staff permitted the exclusion, pursuant to Rule 14a-8(i)(7), of a shareholder proposal (the "Prior Proposal") that requested that the company's audit committee disclose " the number of consecutive years of audit service to the company performed by" the audit firm that was recommended by the audit committee. In addition, the Prior Proposal requested that, "[i]n the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the [a]udit [c]ommittee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period." In making its determination that the Prior Proposal was properly excludable pursuant to Rule 14a-8(i)(7), the Staff noted that "disclosure of the method of selecting independent auditors" related to the company's ordinary business operations.

The disclosure requested by the Prior Proposal and the Proposal is substantially similar. Both request disclosure regarding audit firm tenure and both request disclosure related to audit firm rotation – the Prior Proposal requests a "clear justification" for retaining the same audit firm for a period of more than five consecutive years while the Proposal requests that the Company disclose whether the Audit Committee has a "policy or practice of periodically considering audit firm rotation ... and if not, why." Given the substantial similarity between the disclosure requested by the Proposal and the Prior Proposal, the Company believes that the Proposal, like the Prior Proposal, is properly excludable pursuant to Rule 14a-8(i)(7) since "disclosure of the method of selecting independent auditors" requested by the Proposal "relat[es] to [the Company's] ordinary business operations."

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if the Company excludes the Proposal from the 2012 proxy materials pursuant to Rule 14a-8(i)(7). A copy of this letter is being furnished to the Proponent. If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Richard J. Grossman

cc: Elizabeth M. O'Callahan, Senior Director and Corporate Counsel
Xilinx, Inc.

Douglas J. McCarron, Fund Chairman
Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

959760.02-New York Server 4A - MSW

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

March 9, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Xilinx, Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Xilinx, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Therefore, Be it Resolved:** That the shareholders of Xilinx, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:
>
> 1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;
>
> 2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;
>
> 3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;
>
> 4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;
>
> 5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and
>
> 6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

A copy of the Proposal, as well as related correspondence, is attached hereto as Exhibit A.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations;

- Rule 14a-8(i)(10), because the Proposal is substantially implemented;
- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite and materially false and misleading; and
- Rule 14a-8(c) because the Proposal contains multiple proposals.

III. Analysis

A. The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Commission has also stated that when determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report ... involves a matter of ordinary business [and] where it does, the proposal will be excludable." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") (noting that the Staff's prior position that proposals requesting reports on specific aspects of the company's business would not be excludable under ordinary business "raise[d] form over substance and render[ed] the provisions of [the predecessor to Rule 14a-8(i)(7)] largely a nullity").

The Proposal requests that the Audit Committee prepare an annual report relating to the Company's relationship with its independent auditors. As the Proponent is aware, it is well established that the selection and management of independent auditors are matters relating to the ordinary business operations of a company. *See, e.g., ConocoPhillips* (Jan. 13, 2012) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting an audit firm rotation policy because it relates to the company's ordinary business operations, and noting that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)"); *ITT Corp.* (Jan. 13, 2012) (same); *AT&T Inc.* (Jan. 5, 2012) (same); *Hess Corp.* (Jan. 5, 2012) (same); *Duke Energy Corp.* (Jan. 5, 2012) (same); *Dominion Resources Inc.* (Jan. 4, 2012) (same); *General Dynamics Corp.* (Jan. 4, 2012) (same); *The Dow Chemical*

Co. (Jan. 4, 2012) (same); *American Electric Power Co., Inc.* (Jan. 4, 2012) (same); *Prudential Financial, Inc.* (Jan. 4, 2012) (same); *Sprint Nextel Corp.* (Dec. 28, 2011) (same); *Baker Hughes Inc.* (Dec. 27, 2011) (same); *General Electric Co.* (Dec. 23, 2011) (same); *Alcoa Inc.* (Dec. 23, 2011) (same); *U.S. Bancorp* (Dec. 16, 2011) (same); *Stanley Black & Decker, Inc.* (Dec. 15, 2011) (same); *The Walt Disney Co.* (Nov. 23, 2011, *Commission review denied* Dec. 20, 2011) (same); *Hewlett-Packard Co.* (Nov. 18, 2011, *Commission review denied* Dec. 16, 2011) (same); and *Deere & Co.* (Nov. 18, 2011, *Commission review denied* Dec. 12, 2011) (same).

The Proponent has clearly demonstrated its strong focus on the issue of auditor rotation by submitting 12 of the 19 proposals which were subject to the above-referenced favorable no-action letters this proxy season. Following the Staff's denial of the Proponent's request for reconsideration of certain of the above-referenced no-action letters, the Proponent now attempts to couch a proposal relating to auditor rotation and the management of the Company's independent auditors' engagement as a report in order to evade these recent decisions of the Staff. However, as the 1983 Release makes quite clear, a proposal requesting a report involving a matter of ordinary business is properly excludable under Rule 14a-8(i)(7).

Pursuant to NASDAQ Rule 5605(c)(2)(A)(ii), the Company maintains an Audit Committee that meets the requirements of Exchange Act Rule 10A-3. Under Section 10A(m)(2) of the Exchange Act and Rule 10A-3(b)(2) thereunder, the Audit Committee is "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm [engaged by the Company] ... for the purpose of preparing or issuing an audit report ... and each such registered public accounting firm must report directly to the audit committee." This rule recognizes that the selection and oversight of a company's independent auditor is an appropriate matter for a company's audit committee, and not a company's shareholders. Because the Company's Audit Committee is responsible – by law and pursuant to the Audit Committee's charter – for the appointment and oversight of the Company's independent auditors, decisions relating to the management of the Company's auditors, including whether to implement a policy requiring periodic rotation of audit firms, and the Audit Committee's policies and practices relating to soliciting competitive bids, rotation of the lead audit partner and other matters involving auditor independence are matters that cannot, as a practical matter, be subject to direct shareholder oversight.

In selecting an independent auditor, the Audit Committee considers numerous, complex factors and applies its expertise and business judgment to make its determination. The Audit Committee considers potential audit firms' experience and expertise in the Company's industry, the audit firm's past experience and relationship with the Company, the reputation and integrity of the audit firm, the audit firm's performance, and the costs and benefits of changing audit firms. The Audit Committee must also consider the availability of a suitable alternative audit firm, given the consolidation within the accounting industry, and whether such alternative firm has provided non-audit services to the Company that would impair its independence. The Proposal attempts to interfere with complex decisions best left to the Audit Committee, which has the proper expertise and full information required to manage the engagement of the Company's independent audit firm in a manner that is in the best interests of the Company and its shareholders.

As the Staff is well aware, Section 203 of the Sarbanes-Oxley Act mandated rotation of lead audit partners and the concurring partner every five years. On January 28, 2003, the Commission adopted final rules implementing this requirement of Sarbanes-Oxley and the Office of the Chief Accountant subsequently issued an FAQ on auditor independence questions, including on the issue of audit partner rotation. In adopting these rules, the Commission recognized the essential role of the audit committee in managing the administration of the audit firm's engagement:

> "Historically, management has retained the accounting firm, negotiated the audit fee, and contracted with the accounting firm for other services. Our proposed rules, however, recognized the critical role that audit committees can play in the financial reporting process and in helping accountants maintain their independence from audit clients. An effective audit committee may enhance the accountant's independence by, among other things, providing a forum apart from management where the accountants may discuss their concerns. It may facilitate communications among the board of directors, management, internal auditors and independent accountants. An audit committee also may enhance auditor independence from management by appointing, compensating and overseeing the work of the independent accountants."

Exchange Act Release No. 47265 (Jan. 28, 2003). Clearly, the Commission has recognized that the administration of an audit firm's engagement, including auditor independence and audit partner rotation, is a matter for a company's audit committee and, as such, relates to a company's ordinary business operations. The specific process used by a company's audit committee to assure and enhance auditor independence and to implement the mandated audit partner rotation requirement is clearly within the purview of the audit committee and is not an appropriate matter to be micro-managed by shareholders. This is especially true when it comes to complex, and often nuanced, personnel decisions relating to the selection of the lead audit partner.

In addition, the fact that the Proposal relates to a risk assessment does not preclude reliance on Rule 14a-8(i)(7). While the Staff changed its approach with respect to the ability of companies to rely on Rule 14a-8(i)(7) regarding risk assessment proposals, as explained in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment:

> "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk ... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document – where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business – *we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company"* (emphasis added).

Consistent with this framework, the Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See Kraft Foods, Inc.* (Feb. 23, 2012) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report detailing the ways in which the company assesses water risk to its agricultural supply chain because it related to "decisions relating to supplier relationships"); *Sempra Energy* (Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual review and report of the company's management of political, legal and financial risks posed by the company's operations in "any country that may pose an elevated risk of corrupt practices," and noting that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters"); *Pfizer Inc.* (Feb. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment and report of risks created by actions the company takes to avoid or minimize U.S. federal, state and local taxes because it related to "decisions concerning the company's tax expenses and sources of financing"); *The TJX Companies, Inc.* (Mar. 29, 2011) (same); *Amazon.com, Inc.* (Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (Mar. 21, 2011) (same); and *Lazard Ltd.* (Feb. 16, 2011) (same).

In the present case, although Item 4 of the Proposal requests information on "assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company," the subject matter of the risk evaluation relates to the ordinary business of management of the Company's independent auditors and therefore is excludable pursuant to Rule 14a-8(i)(7).

We also note that even if a proposal touches upon a significant social policy issue, the Staff has concurred that such proposal is excludable in its entirety when it implicates ordinary business matters. For example, in *General Electric Co.* (Feb. 3, 2005) and *Capital One Financial Corp.* (Feb. 3, 2005), the Staff concurred that proposals relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" were excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposals also related to offshore relocation of jobs. *Compare General Electric Co.* (Feb. 3, 2004) (proposal addressing only the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)).

As evidenced by very recent precedent involving auditor rotation proposals, it is clear that proposals relating to the selection and management of independent auditors do not present a significant social policy issue that would override the ordinary business aspect of such proposals. Accordingly, a transparent attempt by the Proponent to recast an auditor rotation proposal into a broader proposal requesting a report on audit firm independence should not be used to circumvent what the Staff has consistently concluded are matters relating to a company's ordinary business operations.

B. The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented it. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* 1983 Release and Exchange Act Release No. 12598 (Sept. 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions, and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *Talbots, Inc.* (Apr. 5, 2002) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom Inc.* (Feb. 8, 1995) (permitting exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); and *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion under the predecessor to Rule 14a-8 (i)(10) of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); and *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

In addition, proposals have been considered "substantially implemented" where a company has implemented parts, but not all, of a multifaceted proposal. *See, e.g., The Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting exclusion on substantial implementation grounds where the company took steps to partially implement three of four actions requested by the proposal). Furthermore, the Staff has taken the position that if a major portion of a shareholder proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (Mar. 15, 1996) (permitting exclusion on mootness grounds of a proposal requesting a report which describes the company's actions to ensure foreign suppliers meet basic standards of conduct where the company had already adopted guidelines requiring such compliance, despite the proponent's argument that such guidelines only addressed part of the proposal and overlooked the part relating to explanation of how such matters are to be presented to or discussed by shareholders); and *American Brands, Inc.* (Feb. 3, 1993) (permitting exclusion of a proposal requesting a report on the company's tobacco and insurance businesses, where one of the four topics was found excludable under the predecessor to Rule 14a-8(i)(10) and another was excludable under the predecessor to Rule 14a-8 (i)(7)).

The Proposal requests that the Audit Committee prepare an annual report regarding various aspects of audit firm independence, which would include information concerning audit firm tenure and audit fees paid by the Company, auditor rotation or competitive bids policies, lead audit partner rotation, risk assessment relating to audit firm tenure, training programs for audit committee members and any other policies relating to audit firm independence. As articulated in the supporting statement, the essential objective of the Proposal is to "give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence."

The Company submits the ratification of the appointment of its independent auditors to shareholders for a vote at its annual meeting. The Company also discloses in the annual meeting proxy statement specific information relating to the Company's independent auditors. In its 2011 Annual Meeting Proxy Statement, the Company disclosed:

- the tenure of the Company's independent auditors and the aggregate fees billed by the independent auditors for the past two fiscal years (addressing Item 1 of the Proposal);

- the Audit Committee's policies and procedures for approval of audit (and audit related), non-audit and tax consulting work performed by the Company's independent auditors (addressing Items 4 and 6 of the Proposal); and

- the Audit Committee's consideration of whether the provision of services by the independent auditors are consistent with SEC guidance, and whether the service facilitates the performance of the audit, improves the Company's financial reporting process and is otherwise in the Company's best interests and compatible with maintaining the independent auditor's independence (addressing Items 4 and 6 of the Proposal).

In addition, the Company's Audit Committee Charter expressly states that the Company evaluates the independence of the Company's independent auditors by, among other things, reviewing with the auditors their independence from management and the Company and the matters included in the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, discussing with the independent auditors relationships and services that in the view of the Audit Committee may affect auditor objectivity or independence and taking, or recommending that the full Board take, appropriate action to oversee the independence of the outside auditors, all of which relate to the Audit Committee's efforts to protect auditor independence.

The Company's proxy disclosure, together with the information available in the Audit Committee charter, describes the Company's existing policies and practices relating to audit firm independence and gives shareholders insight into the Audit Committee's efforts to protect auditor independence. Therefore, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the essential objective of the Proposal.

C. The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite and Materially False and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of shareholder proposals with vague terms or references, including proposals requesting reports on various topics. In *Bank of America Corp.* (June 18, 2007), the Staff permitted the exclusion of a proposal requesting a report "concerning the thinking of the Directors concerning representative payees" and the "standards for selection of these important people" because the proposal was impermissibly vague and indefinite. *See also AT&T Inc.* (Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (permitting exclusion under Rule 14a-8(i)(3) of a proposal requesting a report on payments used for "grassroots lobbying communications"); *The Kroger Co.* (Mar. 19, 2004, *recon. denied* Apr. 21, 2004) (permitting exclusion under Rule 14a-8(i)(3) of a proposal seeking a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines); and *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board take the necessary steps to implement a policy of "improved corporate governance").

The Proposal requests, among other things, that the Audit Committee prepare a report on audit firm independence. The Proposal describes auditor independence as including "the mindset with which the auditor must approach his or her duty to serve the public" and the auditor's "professional skepticism" or "attitude that includes a questioning mind." The concept of an auditor's mindset, professional skepticism and attitude are vague and subject to varying interpretations and the Proposal does not clarify what a report relating to such matters would look like. Similar to the vague and indefinite nature of the report in *Bank of America* relating to "thinking of Directors concerning representative payees," the Proposal's request for insight into the "auditor-client relationship" and matters relating to the auditor's mindset is also vague and indefinite. *See also* NSTAR (Jan. 5, 2007) (permitting exclusion under Rule 14a-8(i)(3) of a proposal requesting "standards of record keeping of our financial records" where the company argued that "standards" and "financial records" were vague and indefinite).

Moreover, the Proposal fails to reconcile the foregoing information relating to the auditor's mindset, professional skepticism and attitude with the six numbered items listed in the resolution portion of the Proposal. A report on the former, aside from being difficult to implement given the vague and indefinite nature of such concepts, may look materially different from a report on, among other things, the audit fees paid by the Company. As a result, shareholders voting on the Proposal may have different interpretations and expectations as to what the report will encompass, which may result in any action ultimately taken by the Company upon implementation being significantly different from the actions envisioned by shareholders voting on the Proposal. *See Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion under Rule 14a-8(i)(3) where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

In addition, the Proposal contains vague and overly broad requests for information and fails to provide guidance as to the specific policies or practices contemplated. Paragraph 6 of the Proposal, for example, requests information regarding "policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm." As a result, it is unclear what additional policies or practices the Proponent seeks beyond what the Company has already provided. No other guidelines are given to limit the scope of this information request. If the Proponent cannot identify the policies or practices contemplated by this request, neither the Company nor its shareholders voting on the Proposal would be able to ascertain with any reasonably certainty what information should be reported. In addition, Paragraph 5 requests information regarding "any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism." It is far from clear what would constitute a training program for "objectivity" or "professional skepticism." In addition, this statement does not specify the time period such information should cover and potentially covers all training programs for audit committee members. Because the Proposal requests broad and open-ended information and fails to provide sufficient guidance on the scope of the report, it would be difficult for the Company or its shareholders to determine with any degree of certainty what must be addressed in the report in order to comply with the Proposal.

The Proposal is also materially misleading because it fails to state that the preparation of the report could result in significant expense to the Company. As discussed above, given the broad and open-ended nature of the report, producing such a report could require significant management and Board resources and result in a burdensome cost to the Company. In *Schering-Plough Corp.* (Mar. 4, 1976), the Staff noted that a proposal requesting a report regarding the company's position on drug labeling, among other things, could, without certain additional information, be misleading.

> "Specifically, although the proposal deals with the preparation and issuance of a special report on a certain area of the company's business, it fails to discuss the cost of preparing such a report or whether any of the information to be included therein could be withheld in the event that disclosure thereof would harm the Company's business or competitive position. *In order that readers of the proposal not be mislead in this regard, it would seem necessary that these two important points be specifically dealt with.* For example, it might be stated that the cost of preparing the report shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons" (emphasis added).

See also J.P. Stevens & Co., Inc. (Jan. 9, 1976) (similar statement) and *Occidental Petroleum Corp.* (Mar. 16, 1978) (noting that the fact that preparation of a report could result in significant expense was material information and that failure to disclose such material information rendered the proposal "misleading in violation of Rule 14a-9 and, therefore, excludable pursuant to Rule 14a-8(c)(3) [the predecessor to Rule 14a-8(i)(3)]" unless the proposal was revised).

Because the Proposal fails to address the potential cost of preparing the requested report, the Proposal is misleading in violation of Rule 14a-9 and excludable pursuant to Rule 14a-8(i)(3).

D. The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(c) Because the Proposal Contains Multiple Proposals.

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Rule 14a-8(c) applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple elements as part of a single submission.

In this regard, the Staff has concurred with the exclusion of shareholder proposals in reliance on Rule 14a-8(c) where the proponent's submission included separate and distinct matters. *See, e.g., Eaton Corp.* (Feb. 21, 2012) (permitting exclusion under Rule 14a-8(c) of proposals relating to employee compensation related to sales to independent distributors, the method of reporting corporate ethics, accounting practices relating to goodwill and other intangible assets and concerns relating to operations in India, and noting that the proposal relating to the method of reporting corporate ethics "involves a separate and distinct matter" from the other proposals); *Streamline Health Solutions, Inc.* (Mar. 23, 2010) (permitting exclusion under Rule 14a-8(c) of proposals relating to the number of directors, director independence, the conditions for changing the number of directors and the voting threshold for the election of directors, and noting that the proposal relating to director independence "involves a separate and distinct matter" from the other proposals); and *Parker-Hannifin Corp.* (Sept. 4, 2009) (permitting exclusion under Rule 14a-8(c) of a proposal requesting that the board institute a triennial executive pay vote program with three parts, with the first two parts relating to shareholder votes on executive compensation and the third part relating to a discussion forum on executive compensation policies and practices, and noting that the third part of the program "involves a separate and distinct matter" from the first two parts).

The Staff has also recognized that proposals combining separate and distinct elements which lack a single, well-defined, unifying concept are excludable even if the elements are presented as part of a single program and relate to the same general subject matter. *See, e.g., PG&E Corp.* (Mar. 11, 2010) (permitting exclusion under Rule 14a-8(c) of a proposal requesting that, pending completion of certain studies, the company mitigate potential risks encompassed by such studies, defer requests for or expenditure of public or corporate funds for license renewal and not increase production of certain waste, despite the proponent's argument that the purpose of the proposal is to promote adherence to state laws regarding environmental, public health and fiscal policy matters relating to a particular nuclear plant); *Duke Energy Corp.* (Feb. 27, 2009) (permitting exclusion under Rule 14a-8(c) of a proposal to impose director qualifications, limit director pay and disclose director conflicts of interest, despite the proponent's argument that all three elements related to "director accountability"); and *American Electric Power* Co., *Inc.* (Jan. 2, 2001) (permitting exclusion under Rule 14a-8(c) of proposal to limit the term of director service, require at least one board meeting per month, increase the retainer paid to directors and hold additional special board meetings when requested by the chairman or any other director, despite the proponent's argument that all of the requested actions were about the "governance of AEP").

Like the proposals in the foregoing precedents, the Proposal, although framed as a single report relating to audit firm independence, contains multiple elements in violation of the one-proposal limitation of Rule 14a-8(c). Specifically, the Proposal requests a report on six separate and distinct matters: audit firm tenure and audit fees paid by the Company, auditor rotation or competitive bids policies, lead audit partner rotation, risk assessment relating to audit firm tenure, training programs for audit committee members and any other policies relating to audit firm independence. For example, information regarding "training programs for audit committee members" involves an entirely separate and distinct matter from information regarding audit fees paid by the Company. Moreover, consistent with *PG&E Corp.*, *Duke Energy* and *American Electric Power*, the fact that these separate matters ostensibly may relate to the same general subject matter does not change the fact that the information requested presents separate and distinct issues with respect to which shareholders voting on the Proposal may have differing views. For example, a shareholder may be in favor of learning more about lead audit partner rotation but against having more disclosure about training programs attended by Audit Committee members.

The Company received the Proposal on February 15, 2012. On February 23, 2012, the Company sent a letter to the Proponent (the "<u>Deficiency Notice</u>") notifying the Proponent that the Proposal failed to comply with the one-proposal limitation of Rule 14a-8(c) and that the Proposal must be reduced to a single proposal. A copy of such notice is attached as

Exhibit B. The Deficiency Notice stated that the Proponent's response must be postmarked or transmitted electronically to the Company no later than 14 calendar days from the date of the Proponent's receipt of such letter. The Proponent took no action to revise the Proposal in response to the Deficiency Notice. Accordingly, the Proposal is excludable under Rule 14a-8(c) and Rule 14a-8(f).

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 735-2116.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Elizabeth M. O'Callahan, Senior Director and Corporate Counsel
Xilinx, Inc.

Douglas J. McCarron, Fund Chairman
Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

Exhibit A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 408-377-6137]

February 15, 2012

Scott R. Hover-Smoot
Secretary
Xilinx, Inc.
2100 Logic Drive
San Jose, California, 95124

Dear Mr. Hover-Smoot:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Xilinx, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 3,418 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Audit Firm Independence Report Proposal

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that Xilinx, Inc. ("Company") has retained Ernst & Young LLP as its outside auditor since 1984, and paid $22,7689,300 in total fees to Ernst & Young over the last 10 years.

We believe the Board's Audit Committee, whose members have a principal responsibility to protect auditor independence, should provide shareholders an annual Audit Firm Independence Report to give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence.

Therefore, Be it Resolved: That the shareholders of Xilinx, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

Exhibit B


XILINX

February 23, 2012

BY EMAIL AND FEDERAL EXPRESS

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, DC 20001

RE: Notice of Deficiency

Dear Mr Durkin:

I am writing to acknowledge receipt on February 15, 2012 of a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") to Xilinx, Inc. ("Xilinx") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in Xilinx's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). The Proponent has requested that all written communications regarding the Proposal be directed to you.

Multiple Proposals

Rule 14a-8(c) states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that each of the numbered items within the Proposal is a separate shareholder proposal. As such, the Proposal is required by Rule 14a-8 to be reduced to a single proposal.

Mr. Edward J. Durkin
February 23, 2012
Page 2

Conclusion

Pursuant to Rule 14a-8(f)(1) under the Exchange Act, any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive your response, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Xilinx reserves the right to seek relief from the Securities and Exchange Commission as appropriate.

Very truly yours,



Elizabeth M. O'Callahan
Senior Director and Corporate Counsel

Enclosure

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.